EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$7,507
Fixed charges:
Interest expense	1,700
One-third of rents, net of income from subleases (a)	163
Total fixed charges	1,863
Add: Equity in undistributed loss of affiliates	260
Income before income tax expense and fixed charges, excluding capitalized interest	$9,630
Fixed charges, as above	$1,863
Ratio of earnings to fixed charges	5.17
Including interest on deposits
Fixed charges, as above	$1,863
Add: Interest on deposits	426
Total fixed charges and interest on deposits	$2,289
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,630
Add: Interest on deposits	426
Total income before income tax expense, fixed charges and interest on deposits	$10,056
Ratio of earnings to fixed charges	4.39

(a)	The proportion deemed representative of the interest factor.